Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts:
Albert Gabrielli	Jack McAvoy
ViryaNet	ViryaNet
508-490-8600, ext 3038	508-490-8600, ext 3090

VIRYANET REPORTS RESULTS OF ITS

FIRST FISCAL QUARTER OF 2004

Company achieves third consecutive quarter of profitability; fifth consecutive quarter of increased revenues.

Southborough, Mass. — May 10, 2004 — ViryaNet (NASDAQ: VRYA), a leading provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery, today announced financial results of its first fiscal quarter of 2004.

Total revenues for the first quarter, ended March 31, 2004, were $3.7M, an 82% increase from $2.0M for the first quarter of 2003, and a 3% increase from $3.6M for the fourth quarter of 2003.

For the first quarter of 2004, the Company reported a net profit of $31,000 or $0.01 per basic and diluted share, compared to a net loss of $1.4M or $0.51 per basic and diluted share in the first quarter of 2003, and compared to a net profit of $116,000 or $0.03 per basic and diluted share for the fourth quarter of 2003.

Software license revenues for the first quarter of 2004 were $1.3M compared to $0.3M in the first quarter of 2003, and compared to $1.6M in the fourth quarter of 2003. Software license revenues comprised 36% of total revenue during the first quarter of 2004, compared to 13% in the first quarter of 2003, and compared to 44% in the fourth quarter of 2003.

The Company reported a gross profit of $1.9M for the first quarter of 2004, or a gross margin of 53%, compared to a gross profit of $0.8M, or a gross margin of 42% in the first quarter of 2003, and compared to a gross profit of $2.0M, or a gross margin of 57% in the fourth quarter of 2003. The reduction in gross profit and gross margins during the first quarter of 2004 compared to the fourth quarter of 2003 was primarily attributable to the change in revenue mix between software licenses and professional services.

The Company’s cash position on March 31, 2004 was $3.7M, compared to $5.1M on December 31, 2003. This was predominately due to the reduction of the Company’s short- and long-term bank debt position during the first quarter of 2004 by $1.2M, from $3.3M on December 31, 2003 to $2.1M on March 31, 2004. During the first quarter, the Company also paid transaction costs of approximately $0.2M related to the equity financing transactions closed in the fourth quarter of 2003.

The Days of Sales Outstanding (DSO) for the Company in the first quarter of 2004 was 69 days, compared to 65 days in the fourth quarter of 2003.

“Despite the seasonal dip traditionally experienced in the first quarter by vendors in our sector, we are pleased with our quarterly results, which demonstrate continued revenue growth and profitability,” said Win Burke, president and CEO, ViryaNet. “Our products and their benefits continue to resonate with organizations interested in improving the quality and efficiency of their field service operations.”

“Based on the gradual improvements in general business conditions that we are currently experiencing, we have set a goal for at least 25% growth in revenues for the full year 2004 over the revenue reported for 2003,” indicated Mr. Burke. “However, with the unpredictability in size of our deals, and with the variability in the timing of the closing of deals associated with our reseller partners, any one quarter’s results will be difficult to predict and will not necessarily be indicative of full-year performance,” Burke said.

Q1 Accomplishments

The first quarter recognized significant accomplishments in many areas for the Company, including:

New Sales

The Company signed on several new customers, including:

EDS — selected ViryaNet Service Hub to automate and manage the activities of over 600 members of its Global Field Services (GFS) workforce.

Birch Telecom — selected ViryaNet products to manage its field engineers and third-party contractors and utilize functionality such as field parts logistics and asset management, contracts lifecycle management, and activity reporting.

Jackson Energy Authority — selected ViryaNet Service Hub to improve the operational performance of its field delivery organization. ViryaNet Service Hub will optimally schedule and dispatch field service technicians across a vast service territory, consisting of 38,000 residences and businesses. Jackson Energy Authority purchased the software license and professional services from a ViryaNet strategic partner focused on the utilities market in North America.

Other — Aspective, a ViryaNet European partner, which markets, sells, and supports ViryaNet Service Hub in the United Kingdom and continental Europe, has signed an agreement with a company in the United Kingdom that calls for the deployment of ViryaNet Service Hub. Under the terms of the agreement, the customer, unnamed for confidentiality and competitive reasons, will use ViryaNet Service Hub to increase its service revenue, improve field staff productivity and reporting, reduce capital needs, and improve response times to boost customer satisfaction.

New Partnership

ViryaNet’s partner channels continued expanding the Company’s presence around the world, as evident in the preceding paragraphs. In addition, during the quarter, the Company forged a new partnership with Singapore-based Power Automation, which will act as a value added reseller (VAR) of ViryaNet solutions in several industries in the Asia / Pacific markets. The terms of the agreement included an initial purchase by Power Automation of ViryaNet software licenses.

Customer Implementations

ViryaNet Service Hub went live at Publix Super Markets. Publix deployed ViryaNet Service Hub and modules for Mobile Workforce Management, Service Scheduler, Service Supply Chain, and eRepair, to schedule, dispatch, and optimize Publix’s workforce, improve its management of equipment assets and spare parts inventory, and automate many of the tasks associated with general store maintenance.

Product and Technological Advancement

In accordance with the Company’s mission of offering a product that embraces the latest technological advancements, ViryaNet’s R&D organization released a J2EE-compliant ViryaNet Service Hub 8.4, which involved an upgrade to IBM Websphere 5 as the application server for ViryaNet Service Hub. The Company also upgraded ViryaNet Service Hub to MapQuest Advantage Enterprise, a high-performance mapping, routing, geocoding, and spatial searching engine, which drives the location component of ViryaNet Service Hub.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s flagship product — the award-winning ViryaNet Service Hub — combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet’s deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics, and depot repair management.

Customers in the utility, telecommunications, grocery and retail, high-technology manufacturing, HVAC, and other industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated April 9, 2004, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

VIRYANET LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)

	December 31, 2003	March 31, 2004
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,087	$3,673
Trade receivables	2,591	2,795
Other receivables and prepaid expenses	986	1,061

Total current assets	8,664	7,529

SEVERANCE PAY FUND	638	629

PROPERTY AND EQUIPMENT, NET	630	470

INTANGIBLE ASSETS, NET	2,842	2,827

	$12,774	$11,455

VIRYANET LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)

	December 31, 2003	March 31, 2004
	U.S. dollars in thousands
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$908	$2
Current maturities on long-term loan	1,036	1,041
Trade payables	905	975
Deferred revenues	1,304	1,351
Other payables and accrued expenses	2,907	2,578

Total current liabilities	7,060	5,947

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	1,307	1,041
Accrued severance pay	1,077	1,066

Total long-term liabilities	2,384	2,107

SHAREHOLDERS’ EQUITY:
Share capital	1,108	1,113
Additional paid-in capital	105,725	105,751
Deferred stock compensation	(102)	(89)
Accumulated other comprehensive loss	(353)	(357)
Accumulated deficit	(103,048)	(103,017)

Total shareholders’ equity	3,330	3,401

	$12,774	$11,455

VIRYANET LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. GAAP)

U.S. dollars in thousands, except share and per share data

	Three months ended March 31,
	2003	2004
Revenues:
Software licenses	$263	$1,330
Maintenance and services	1,739	2,321

Total revenues	2,002	3,651

Cost of revenues:
Software licenses	47	163
Maintenance and services	1,106	1,546

Total cost of revenues	1,153	1,709

Gross profit	849	1,942

Operating expenses:
Research and development, net	630	434
Sales and marketing	985	985
General and administrative	491	468
Provision for doubtful accounts	40	—
Amortization of deferred stock compensation	—	23

Total operating expenses	2,146	1,910

Operating profit (loss)	(1,297)	32
Financial expenses, net	(72)	(1)

Net profit (loss)	$(1,369)	$31

Basic and diluted net profit (loss) per share	$(0.51)	$0.01

Weighted average number of shares used in computing basic net profit (loss) per share	2,681,733	4,495,827

Weighted average number of shares used in computing diluted net profit (loss) per share	2,681,733	5,010,748

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